PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue, WA 98004
(206) 350-6345
www.pugettechnologies.com

February 25, 2013

Ms. Jennifer Thompson
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Puget Technologies, Inc. Item 4.01 Form 8-K Filed February 7, 2013 Item 4.01 Form 8-K/A Filed February 15, 2013 File No. 333-179212

Dear Ms. Thompson,

I received your comments regarding Form 8-K for our company, Puget Technologies, Inc.  Please find below my responses and/or comments and changes, point by point.

Form 8-K Filed February 7, 2013

Form 8-K/A Filed February 15, 2013

1.
We have reviewed the letter provided by Thomas J. Harris, CPA in response to comment 3 of our letter dated February 8, 2013. We note that the letter from Mr. Harris indicates that he was still employed as your auditor on December 25, 2012. Please reconcile this information to your Form 8-K filed on January 25, 2013, which states that Thomas J. Harris, CPA resigned as your independent registered public accounting firm on November 20, 2012. We further note the Exhibit 16 letter provided by Thomas J. Harris, CPA which was filed with your January 25, 2013 Form 8-K indicates that Thomas J. Harris, CPA is no longer acting as your independent accountants as of November 20, 2012. It appears that Mr. Harris has provided contradictory information as to the date of his resignation in that Exhibit 16 letter and in your response to our comments. Please advise, and amend your Forms 8-K as necessary to provide consistent information about the date(s) of the resignation(s) and appointment(s) of Thomas J. Harris, CPA as your independent registered public accounting firm.

We have amended the 8-K originally filed on February 7, 2013 to correct the resignation date to January 25, 2013.  Mr. Harris has also revised his letter for Exhibit 16.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue, WA 98004
(206) 350-6345
www.pugettechnologies.com

2.
We note the statement in your Form 8-K/A filed on February 15, 2013 that “CANUSWA has not provided us with such letter citing they cannot agree with the changes made in the 8-K/A. We have been unable determine what disagreement they have with the Company…” Since it appears that you discussed the disclosures in this Form 8-K/A with CANUSWA, please provide us with more information about why CANUSWA indicated that they did not agree with the changes made in this Form 8-K/A. Please also clarify for us whether CANUSWA indicated to you that they would not provide an Exhibit 16 letter, or whether CANUSWA indicated that they planned to provide an Exhibit 16 letter but needed additional time to prepare it.

We do not know what the disagreement is with CANUSA.  They originally provided us with a letter which was filed with the 8-K.  When you requested that the 8-K be amended to add the language that there were no disagreements with the prior auditor they told us they could not provide a new letter as they now could not agree with the statements in the 8-K/A but did not tell us why.  Mr. Troshin has made many attempts to discuss the matter with them but so far has been unsuccessful.  The last e-mail said that the partner in the firm who would be able to give an answer was traveling and unable to address the issue until he returned.  As of today we have not heard anything from him.

3.
Please note that the Tandy language provided at the end of your response does not match the representations that we asked you to provide us. As previously requested, in responding to our comments, please provide a written statement from the company acknowledging that:

 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have amended the Tandy language below.

The Company acknowledges that;

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated February 20, 2013.  However, we will provide further information upon request.

Sincerely,

/s/ Andre Troshin
Andre Troshin
President & Director